Exhibit 99

News

RiT RECEIVES ANOTHER MAJOR CHINESE ORDER

– Sales in China Pass the $1M Mark –

Tel Aviv, Israel – July 3, 2007 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure management solutions, today announced that it has received and delivered another significant order from one of China’s largest corporations. The order is for a large and complex PatchView™ intelligent infrastructure management solution that will manage tens of thousands of ports at the company’s new headquarters building. The installation will be carried out by the network’s system integrator, and is scheduled to be completed during the third quarter of 2007.

This order brings the Company’s sales in China to more than $1 million, a milestone that RiT has achieved in less than a year since establishing a representative office in Beijing.

“We are very proud to record this major order from China, a fast-growing market that offers us significant potential,” said Mr. Doron Zinger, RiT’s President and CEO. “We are equally proud to have reached the $1 million sales milestone, an accomplishment that validates the suitability of our product, sales and support capability for this vast market. Working together with our local OEM partners, we continue with aggressive efforts that target the many significant opportunities that we have identified in China.”

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

COMPANY CONTACT:

Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.